SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 15/13

Copel’s  Electricity  Sales  to  final  customers  grew  by  9.8%  until  September

This  report  analyzes  the  performance  of  Copel’s  electricity  market  between  January  and  September 2013  and  all  comparisons  refer  to  the  same  period  in  2012.

Copel’s  electricity  sales  to  final  customers,   composed  by  COPEL  Distribuição’s   sales  in  the  captive market  and  Copel  Geração  e  Transmissão’s  sales  in  the  free  market,  increased  by  9.8%  between  January and  September.

This  result  was  chiefly  due  to  the  21.4%  upturn  in  electricity  sales  to  industrial  segment,  thanks  to  the performance  of  this  economic  sector  in  Paraná  State  in  2013  (3.1%  up  through  August,  versus  1.5%  up  in Brazil  as  a  whole)  and  Copel  GeT's  strategy  of  allocating  more  energy  to  the  free  market,  allowing  sales  to industrial  customers  in  other  States.

Segment	Market	Energy Sold (GWh)
		3Q13	3Q12	Var. %	9M13	9M12	Var. %
Residential		1,737	1,620	7.2	5,133	4,867	5.5
Industrial	Total	2,712	2,231	21.5	7,972	6,570	21.4
	Captive	1,682	1,852	(9.2)	4,924	5,548	(11.3)
	Free	1,030	379	171.7	3,049	1,022	198.4
Commercial	Total	1,223	1,219	0.3	3,780	3,756	0.6
	Captive	1,220	1,217	0.3	3,771	3,749	0.6
	Free	3	2	24.3	9	7	20.2
Rural		484	463	4.4	1,556	1,512	2.9
Other		571	543	5.2	1,689	1,636	3.3
Energy Supply		6,727	6,076	10.7	20,131	18,341	9.8

Captive  Market  – Copel  Distribuição

The  residential  segment  consumed  5,133  GWh,  5.5%  up,  chiefly  due  to  the  3.7%  increase  in  the customer  base,  and  the  1.9%  upturn  in  average  consumption,  due  to  higher  income,  the  maintenance  of high  employment  levels  and  below-average  temperatures  in the  third  quarter,  which  boosted  energy consumption.   At  the  end  of  September,   this  segment   accounted   for  30.1%   of  Copel’s   captive  market, totaling  3,285,855  residential  customers.

The  industrial  segment  consumed  4,924  GWh,  11.3%  down,  chiefly  due  to  the migration  of  large industrial  customers  to  the  free market.  At the  end  of  the  period,  this  segment  represented  28.8%  of  Copel’s captive  market,  with  the  company  supplying  power  to  92,935  industrial  customers.

The  commercial   segment  consumed   3,771  GWh,  0.6%  higher  than  in  the  same  period  the  year before.  At  the  end  of  September,   this  segment  represented   22.1%  of  Copel’s  captive  market,  with  the Company supplying  power  to  335,319  customers.

* Figures  are  subject  to  rounding.

The  rural  segment  consumed  1,556  GWh,  growing  by  2.9%,  mainly  due  to  the  strong  performance of  agribusiness  in  the  State  of  Paraná.  At  the  end  of  September,  this  segment  represented  9.1%  of  Copel’s captive  market,  with  the  Company  supplying  power  to  372,553  customers.

Other  segments  (public  agencies,  public  lighting,  public  services  and  own  consumption)  consumed 1,689  GWh,  3.3%  up  in  the  period.  These  segments  jointly  account  for  9.9%  of  Copel’s  captive  market, totaling  55,489  customers  at  the  end  of  the  period.

The following  table  shows  captive  market  trends  by  consumption  segment:

	Number of Customers			Energy Sold (GWh)
	Sep/13	Sep/12	Var. %	3Q13	3Q12	Var. %	9M13	9M12
Residential	3,285,855	3,169,888	3.7	1,737	1,620	7.2	5,133	4,867
Industrial	92,935	84,887	9.5	1,682	1,852	(9.2)	4,924	5,548
Commercial	335,319	326,225	2.8	1,220	1,217	0.3	3,771	3,749
Rural	372,553	374,759	(0.6)	484	463	4.4	1,556	1,512
Other	55,489	53,507	3.7	571	543	5.2	1,689	1,636
Captive Market	4,142,151	4,009,266	3.3	5,694	5,695	-	17,073	17,312

Copel  Distribuição  -  Grid  Market  (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 4.2%, as shown in the following table:

	Number of Customers/agreements				Energy Sold (GWh)
	Sep/13	Sep/12	Var%	3Q13	3Q12	Var. %	9M13	9M12	Var. %
Captive Market	4,142,151	4,009,266	3.3	5,694	5,695	-	17,073	17,312	(1.4)
Conces sionaries and Licens ees	4	4	-	170	162	4.8	496	472	5.0
Free Cus tom ers *	125	64	95.3	1,175	785	49.6	3,259	2,205	47.8
Grid Market	4,142,280	4,009,334	3.3	7,039	6,642	6.0	20,828	19,989	4.2

* A ll  f  ree  customers  served  by  Copel  GeT  and  other  suppliers  at  the  Copel  DIS  concession  area.

* Figures  are  subject  to  rounding.

Copel’s  Consolidated  Market

The  following  table  shows  Copel’s  total  electricity  sales  broken  down  between  Copel  Distribuição and Copel  Geração  e  Transmissão:

	Number of Customers/				Energy Sold (GWh)
	Sep/13	Sep/12	Var. %	3Q13	3Q12	Var. %	9M13	9M12	Var.%
Copel DIS
Total Copel Consolidado	4,142,151	4,009,266	3.3	5,694	5,695	-	17,073	17,312	(1.4)
Concessionaries and Licensees	4	4	-	170	162	4.8	496	472	5.0
CCEE (MCP)	-	-	-	33	12	178.9	33	33	-
Total Copel DIS	4,142,155	4,009,270	3.3	5,897	5,869	0.5	17,602	17,817	(1.2)
Copel GeT
CCEAR (Copel DIS)	1	1	-	200	323	(38.2)	633	985	(35.8)
CCEAR (other concessionaries)	36	37	(2.7)	1,526	3,356	(54.5)	4,739	10,155	(53.3)
Free Customers	27	15	80.0	1,033	381	171.1	3,058	1,029	197.2
Bilateral Agreements *	21	3	600.0	1,322	321	311.1	3,924	869	351.3
CCEE (MCP)	-	-	-	52	43	21.4	1,861	88	-
Total Copel GeT	85	56	51.8	4,133	4,424	(6.6)	14,215	13,126	8.3
Total Copel Consolidated	4,142,240	4,009,326	3.3	10,030	10,293	(2.6)	31,817	30,943	2.8

Note:  Not  considering  the  energy f rom  MRE  (Energy  Relocation  Mechanism).

CCEE:  Electric  Pow  er  Trade  Chamber

CCEAR:  Energy  Purchase  Agreements  in  the  Regulated  Market

MCP:  Short  Term  Market

*Includes Short  Term  Sales  Agreements

Curitiba,  October  31,  2013

Luis  Eduardo  da  Veiga  Sebastiani

Chief  Financial  and  Investor  Relations  Officer

For  further  information,  please  contact  our  Investor  Relations  team:

ri@copel.com  or  (55  41)  3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.